                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                    FORM 11-K



[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

         For the period ended December 31, 1998

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         For the transition period from ________________ to _________________

ChemFirst Inc. Commission file number 333-157-89

                                 CHEMFIRST INC.
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
                                700 North Street
                              Post Office Box 1249
                         Jackson, Mississippi 39215-1249



                                 CHEMFIRST INC.
                                700 North Street
                              Post Office Box 1249
                         Jackson, Mississippi 39215-1249

                                 CHEMFIRST INC.
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                       Financial Statements and Schedules

                 December 31, 1998, 1997, 1996 and June 30, 1996

                   (With Independent Auditors' Report Thereon)

                                 CHEMFIRST INC.
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                   Index to Financial Statements and Schedules




Independent Auditors' Report

Statements of Net Assets Available for Benefits as of December 31, 1998 and 1997

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 1998 and 1997, six months ended December 31, 1996, and year ended June 30, 1996

Notes to Financial Statements


Supplemental Schedules:

I. Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1998

II. Item 27d - Schedule of Reportable Transactions for the year ended December 31, 1998

All other schedules are omitted because they are not required under Department of Labor Regulations.

                          INDEPENDENT AUDITORS' REPORT



The Employee Benefits Committee
ChemFirst Inc.:


We have audited the financial statements of ChemFirst Inc. 401(k) Savings and Employee Stock Ownership Plan (the Plan) as listed in the accompanying index. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of ChemFirst Inc. 401(k) Savings and Employee Stock Ownership Plan as of December 31, 1998 and 1997 and the changes in net assets available for benefits for the years ended December 31, 1998 and 1997, six months ended December 31, 1996, and year ended June 30, 1996 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                         /s/ KPMG Peat Marwick LLP

June 18, 1999

                                 CHEMFIRST INC.
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 1998 and 1997


                                                                           1998            1997
                                                                        -----------     -----------
Investments:
    Mutual funds, at fair value (cost $35,298,195
       and $30,547,600, respectively)                                   $37,976,352      32,487,121
    Participant loans, at cost which approximates
       fair value                                                         2,113,205       2,026,549
    ChemFirst Inc. common stock, at fair value
       (cost $7,968,854 and $7,223,665, respectively)
       (note 1(a))                                                        9,207,944      13,151,307
    Getchell Gold Corporation common stock,
       at fair value (cost $547,614 and $680,324,
       respectively) (note 1(a))                                          2,040,317       2,299,203
    Mississippi Chemical Corporation common stock,
       at fair value (cost $952,218 and $1,285,618,
       respectively) (note 1(a))                                            574,518       1,000,374
                                                                        -----------     -----------
                   Total investments                                     51,912,336      50,964,554

Receivables:
    Employers' contributions                                                374,399         319,901
    Participants' contributions                                             273,037         239,013
                                                                        -----------     -----------
                   Total employers' and participants' contributions         647,436         558,914

    Due from participants                                                      --               770
                                                                        -----------     -----------
                   Total receivables                                        647,436         559,684
                                                                        -----------     -----------

                   Net assets available for benefits                    $52,559,772      51,524,238
                                                                        ===========     ===========


See accompanying notes to financial statements.

                                 CHEMFIRST INC.
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

           Statements of Changes in Net Assets Available for Benefits

            Years ended December 31, 1998 and 1997, six months ended
                December 31, 1996, and year ended June 30, 1996


                                                  YEAR ENDED        YEAR ENDED     SIX MONTHS ENDED       YEAR ENDED
                                                 DECEMBER 31,      DECEMBER 31,      DECEMBER 31,          JUNE 30,
                                                     1998              1997              1996                1996
                                                 ------------      ------------    ----------------      ------------
Contributions (note 6):
    Participants                                 $  3,062,823         2,538,650         1,261,378         2,411,273
    Employers                                       1,879,664         1,582,170           698,150         1,366,279
                                                 ------------      ------------      ------------      ------------
                Total contributions                 4,942,487         4,120,820         1,959,528         3,777,552
                                                 ------------      ------------      ------------      ------------

Net investment income:
    Interest income                                   205,011           180,292            86,126           125,679

    Dividend income:
      ChemFirst Inc. common stock                     187,617           185,331            56,836           102,070
      Mississippi Chemical Corporation
        common stock                                   19,408            32,507              --                --
      Mutual funds                                  2,568,072         3,667,340         1,743,620         1,664,078
                                                 ------------      ------------      ------------      ------------
                Total dividend income               2,775,097         3,885,178         1,800,456         1,766,148

    Realized gains (losses) on investments,
      net (note 5):
        Mutual funds                                  414,069           609,712           789,885           578,166
        ChemFirst Inc. common stock                   440,434           916,031         1,441,326           861,525
        Getchell Gold Corporation
           common stock                               220,096           544,213           510,129         1,384,241
        Mississippi Chemical Corporation
           common stock                               (47,487)          (73,169)             --                --
                                                 ------------      ------------      ------------      ------------
                Net realized gains                  1,027,112         1,996,787         2,741,340         2,823,932
                                                 ------------      ------------      ------------      ------------

    Unrealized appreciation (depreciation)
      of investments, net (note 8)                 (4,168,548)         (297,879)          696,374           969,120

    Advisory fees                                     (79,692)         (133,698)          (21,489)         (109,095)
                                                 ------------      ------------      ------------      ------------
                Net investment income (loss)         (241,020)        5,630,680         5,302,807         5,575,784
                                                 ------------      ------------      ------------      ------------

Rollovers (note 7)                                    770,718           522,231           351,534           240,514

Transfers of ESOP participant account
    balances (note 1(b))                                 --           3,432,074              --                --

Transfers from PCS Phosphates, Inc.
    Employee Savings Plan (note 7)                       --                --                --             133,944

Withdrawals and terminations, net
    of forfeitures                                 (4,436,651)       (2,903,167)       (1,563,277)       (1,870,551)

Transfer of Getchell Gold Corporation
    participant account balances (note 1(a))             --                --                --          (3,084,813)

Transfer of fertilizer business participant
    account balances (note 1(a))                         --          (2,826,097)             --                --
                                                 ------------      ------------      ------------      ------------
                Net increase in assets
                available for benefits              1,035,534         7,976,541         6,050,592         4,772,430

Net assets available for benefits:
    Beginning of period                            51,524,238        43,547,697        37,497,105        32,724,675
                                                 ------------      ------------      ------------      ------------

    End of period                                $ 52,559,772        51,524,238        43,547,697        37,497,105
                                                 ============      ============      ============      ============

See accompanying notes to financial statements.

                                 CHEMFIRST INC.
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


(1)    DESCRIPTION OF PLAN

       The following description of ChemFirst Inc. 401(k) Savings and Employee Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for more complete information.

       (a)    CHANGE IN ORGANIZATION OF PLAN'S SPONSOR

              In December 1996, First Mississippi Corporation contributed all of its assets and subsidiaries, other than those relating to its fertilizer business, to ChemFirst Inc. (the Company or ChemFirst), which at the time was a wholly-owned subsidiary of First Mississippi Corporation and had engaged in no business activities during the previous five years. First Mississippi Corporation then spun off ChemFirst Inc. in a tax-free distribution of ChemFirst's common stock to First Mississippi Corporation's shareholders. This distribution occurred immediately before and in connection with the merger of First Mississippi Corporation with a wholly-owned subsidiary of Mississippi Chemical Corporation (MCC) on December 24, 1996. The merger consideration consisted of 0.3340026 shares of MCC stock in exchange for each share of First Mississippi Corporation stock. Cash was paid in settlement of fractional shares. In addition, First Mississippi Corporation debt was refinanced and increased to approximately $150,000,000 and then assumed by MCC. After the refinancing and payment of certain expenses, cash of approximately $50,000,000 was transferred to ChemFirst. These transactions were accounted for as a disposal of the fertilizer business of First Mississippi Corporation and a name change to ChemFirst Inc. The name of the Plan was also changed and the Plan's fiscal year was changed from June 30 to December 31.

              Receipt of the MCC shares in exchange for First Mississippi Corporation stock resulted in a realized gain of $1,513,202 based on the excess of the fair value of the shares on the date of the exchange over their apportioned cost. In connection with the spin-off, some of the participant accounts of employees of the fertilizer business, which was acquired by Mississippi Chemical Corporation, were transferred from the Plan during 1997.

              On October 20, 1995, First Mississippi distributed its shares of Getchell Gold Corporation to the First Mississippi shareholders in a spin-off transaction. In connection with the spin-off, the participant accounts of employees of Getchell Gold Corporation were transferred from the Plan during the year ended June 30, 1996.

       (b)    GENERAL

              The ChemFirst Inc. 401(k) Savings Plan became effective July 1, 1974. The ChemFirst Inc. Employee Stock Ownership Plan became effective January 1, 1978. The two plans were merged and restated as the ChemFirst Inc. 401(k) Savings and Employee Stock Ownership Plan effective January 1, 1997. The 401(k) Savings Plan is the surviving plan.

                                                                     (Continued)

                                 CHEMFIRST INC.
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


              The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan currently covers substantially all employees of the Company and its subsidiaries.

       (c)    PARTICIPATION

              Effective January 1, 1998, an employee becomes a participant in the Plan on the first day of employment. Prior to January 1, 1998, an employee was eligible to participate in the Plan on the first day of the month which coincided with or next followed the completion of six months of employment. Also effective January 1, 1998, the Plan is available to all regular employees, defined as employees (whether full-time or part-time) hired to fill a specific position on a permanent basis and for whom the employer annually budgets compensation and benefits. Prior to January 1, 1998, the Plan was available to all employee classifications except leased employees, temporary employees, and members of a legally recognized collective bargaining unit not expressly granted permission to participate. Temporary employees included co-op students and persons hired for a specific period of time, a specific project, or group of assignments.

       (d)    CONTRIBUTIONS

              The 401(k) provisions of the Plan allow deferral of tax by the participants on their contributions and earnings thereon. Plan participants may elect to contribute from 1% to 15% of monthly base pay to the Plan, subject to regulatory limitations. The Company matches these 401(k) contributions up to 4% of monthly base pay. At December 31, 1998, 1997, and 1996, and June 30, 1996, 849, 809, 925, and 924 participants, respectively, were participating in the Plan.

              Additionally, the Company may elect to make a contribution to the Plan under the employee stock ownership provisions of the Plan. The contribution, if any, will be an amount determined and authorized by the Board of Directors of the Company and will be allocated by the ratio of each eligible participant's compensation to the total compensation of all eligible participants.

       (e)    INVESTMENT OPTIONS

              Participants may elect to have their 401(k) contributions and allocated earnings thereon invested in any combination of the following investment programs:

                  (i) Capital Preservation Fund - Seeks to provide maximum current income that is consistent with the preservation of capital.
                  (ii)   Short-term Stability Fund - Seeks to preserve capital
                         and modestly out perform inflation over time.
                  (iii)  Mid-term Balanced Fund - Seeks income and long-term growth of principal and income through investment in U.S. and international stocks and bonds.
                  (iv) Long-term Growth Fund - Seeks growth potential over the long-term by investing in stocks of larger U.S. corporations and international companies.

                                                                     (Continued)

                                 CHEMFIRST INC.
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


                  (v) Aggressive Growth Fund - Primarily invests in small to medium size companies, including emerging markets.
                  (vi) ChemFirst Inc. common stock (includes Mississippi Chemical Corporation common stock subsequent to December 23, 1996 - see note 1(a)).
                  (vii) Getchell Gold Corporation common stock (as of October 20, 1995, participants could no longer elect to allocate new contributions to this investment program - see note 1(a)).

              Any contributions for which a participant does not make an investment election are deposited in the Short-term Stability Fund.

              Employee Stock Ownership Plan (ESOP) contributions are invested in ChemFirst Inc. common stock.

       (f)    LOANS

              The Plan provides for participant loans. A participant can borrow up to 50% of the participant's vested 401(k) account balance, not to exceed $50,000 less the participant's highest outstanding loan balance during the previous twelve months. The minimum loan amount is $1,000 per loan, and three loans per participant may be outstanding at any time. The interest rate charged on loan balances is equal to the prime rate plus 1%, and the interest charged is credited to the borrowing participant's account. Maturities cannot exceed five years, except for loans made to purchase a primary residence, in which case the maturity cannot exceed 10 years. The participant must pay a $50 set-up fee and a $2.50 monthly administrative fee for each loan.

              In addition to the investment options listed above, the Employee Benefits Committee may authorize establishing additional investment options consisting of such other securities or professionally managed funds as may be determined by unanimous action of the Committee. Notice of any such action must be communicated in writing to each participant. The following is a summary of the number of participants whose 401(k) contributions are invested in each investment option:

                                                                     (Continued)

                                 CHEMFIRST INC.
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997

                                                               PARTICIPANTS' CONTRIBUTIONS
                           ----------------------------------------------------------------------------------------------------
                                                                                                                  GETCHELL GOLD
                             CAPITAL        SHORT-TERM    MID-TERM    LONG-TERM    AGGRESSIVE    CHEMFIRST INC.    CORPORATION
                           PRESERVATION      STABILITY    BALANCED     GROWTH        GROWTH         COMMON            COMMON
                               FUND            FUND         FUND        FUND          FUND           STOCK            STOCK
                           -------------    ----------    --------    ---------    ----------    --------------    ------------
Number of participants:
    December 31, 1998                 57           459         547          746           234               439              184
    December 31, 1997                 34           458         487          654           164               394              207
    December 31, 1996                 30           596         507          657            44               401              260
    June 30, 1996                     27           684         500          635            --               384              293

                                                                  EMPLOYERS' CONTRIBUTIONS
                           ----------------------------------------------------------------------------------------------------
                                                                                                                  GETCHELL GOLD
                             CAPITAL        SHORT-TERM    MID-TERM    LONG-TERM    AGGRESSIVE    CHEMFIRST INC.    CORPORATION
                           PRESERVATION      STABILITY    BALANCED     GROWTH        GROWTH         COMMON            COMMON
                               FUND            FUND         FUND        FUND          FUND           STOCK            STOCK
                           -------------    ----------    --------    ---------    ----------    --------------    ------------
Number of participants:
    December 31, 1998                 57           489         550          744           235               445              201
    December 31, 1997                 35           485         487          656           164               404              230
    December 31, 1996                 31           622         510          666            44               414              286
    June 30, 1996                     27           695         502          640            --               411              321

       (g)    PARTICIPANT ACCOUNTS

              Individual accounts are maintained for each participant to reflect the participant's contributions, related matching contribution, and allocated earnings or loss thereon. The fund investment options selected by participants allocate income or loss based on participant shares held in a particular fund investment option. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

       (h)    VESTING

              Participants' 401(k) contributions and allocated earnings thereon are fully vested at all times and are not subject to forfeiture for any reason. Employers' 401(k) contributions and allocated earnings thereon fully vest after a participant completes three years of service or upon a participant's retirement, disability or death, whichever occurs first.

              Prior to January 1, 1997, participants' ESOP account balances vested 10% after 1 year of service, 25% after 2 years of service and 100% after 3 years of service. Beginning January 1, 1997, participants' ESOP account balances fully vest after a participant completes three years of service.

       (i)    FORFEITURES

              A participant's forfeiture of their employers' 401(k) contributions may be used to pay plan expenses and/or to reduce employers' 401(k) contributions in the year in which the forfeitures are determined to occur.

                                                                     (Continued)

                                 CHEMFIRST INC.
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


              A participant's forfeiture of their ESOP account balances is used to reduce the Company's ESOP contributions in the year in which the forfeitures are determined to occur.

       (j)    BENEFITS

              Benefits are generally payable on termination, retirement, death, or disability. Benefits may be paid by either (a) lump-sum payment, (b) deferred payment, or (c) installment payments, as requested by the participant. The benefit payment options available to participants depend on the reason for the separation from service.

       (k)    ADMINISTRATIVE EXPENSES

              Administrative expenses, with the exception of advisory fees, are generally paid by the Company, but may be paid by the Plan. Advisory fees are for the management of the mutual funds in which plan assets are invested and are paid by the Plan.

       (l)    RECLASSIFICATIONS

              Certain prior year amounts have been reclassified to conform with the current year presentation.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (a)    BASIS OF PRESENTATION

              The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

       (b)    DIVIDENDS

              Dividend income is recorded as of the dividend record date.

       (c)    INVESTMENTS

              Investments in cash and participant loans are stated at cost, which approximates fair value. Investments in ChemFirst Inc., Getchell Gold Corporation, and Mississippi Chemical Corporation common stocks and mutual funds are stated at quoted market values. Investment transactions are accounted for on the trade-date basis.

              The Plan does not require any collateral or other security from the trustee to support the investments.

                                                                     (Continued)

                                 CHEMFIRST INC.
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


       (d)    USE OF ESTIMATES

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

       (e)    INCOME TAXES

              In a determination letter dated April 22, 1998, the Internal Revenue Service held that the Plan is exempt from income taxes in accordance with applicable provisions of the Internal Revenue Code. It also held that participant income taxes on contributions and earnings are deferred until such amounts are received by the participant or a beneficiary.

              The Plan has been amended since the effective date of the April 22, 1998, determination letter. The amended Plan documents are being submitted to the Internal Revenue Service for a letter of determination that the Plan continues to qualify as exempt from Federal taxes. In the opinion of the Plan Administrator, the Plan has operated within the terms of the Plan and is qualified and exempt under the applicable requirements of the Internal Revenue Code.

       (f)    SALES OF INVESTMENTS

              The cost of stock and mutual fund shares sold is determined based on the average cost of the shares. The cost of other investments is determined based on the individual cost of each issue.

       (g)    PAYMENT OF BENEFITS

              Benefits are recorded when paid.

(3)    VOTING RIGHTS

       All common stock allocated to participants' accounts carries with it full voting privileges and any other rights that the stock might have. The Trustee votes such stock in accordance with the written instructions of the participants. Unallocated stock is voted by the Trustee as instructed by the Employee Benefits Committee.

(4)    ACQUISITION LOANS

       The Trustee may incur acquisition loans from time to time to finance the acquisition of ChemFirst Inc. common stock (ESOP financed shares) or to repay a prior acquisition loan. Acquisition loans are to be for a specific term, bear a reasonable rate of interest and are not payable on demand except in the event of default. An acquisition loan may be secured only by a pledge of the shares acquired.

                                                                     (Continued)

                                 CHEMFIRST INC.
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


       Financed shares are allocated to the participants only as payments are made on the acquisition loan.

       As of December 31, 1998 and 1997, no acquisition loans had been incurred by the Plan.

(5)    INVESTMENT SALES

       A summary follows of net realized gains on sales of investments for the years ended December 31, 1998 and 1997, six months ended December 31, 1996, and year ended June 30, 1996:

                                       PROCEEDS                       NET REALIZED
                                     FROM SALES          COST             GAINS
                                    ------------     ------------     ------------
December 31, 1998
    Common stock                    $  2,016,554        1,403,511          613,043
    Mutual funds                       9,812,895        9,398,826          414,069
                                    ------------     ------------     ------------

                                    $ 11,829,449       10,802,337        1,027,112
                                    ============     ============     ============

December 31, 1997
    Common stock                    $  3,621,693        2,234,618        1,387,075
    Mutual funds                      12,774,245       12,164,533          609,712
                                    ------------     ------------     ------------

                                    $ 16,395,938       14,399,151        1,996,787
                                    ============     ============     ============

December 31, 1996
    Common stock                    $  1,199,418          456,827          742,591
    Mutual funds                      18,779,705       17,989,820          789,885
                                    ------------     ------------     ------------

                                    $ 19,979,123       18,446,647        1,532,476
                                    ============     ============
    Gain recognized on exchange
       for MCC shares (note 1)                                           1,208,864
                                                                      ------------
                                                                      $  2,741,340
                                                                      ============

June 30, 1996
    Common stock                    $  4,995,315        2,749,549        2,245,766
    Mutual funds                      10,885,936       10,307,770          578,166
                                    ------------     ------------     ------------

                                    $ 15,881,251       13,057,319        2,823,932
                                    ============     ============     ============

                                                                     (Continued)
                                       10

                                 CHEMFIRST INC.
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


(6)    PARTICIPANTS' AND EMPLOYERS' 401(k) AND ESOP CONTRIBUTIONS

       A summary follows of contributions by company for the years ended December 31, 1998 and 1997, six months ended December 31, 1996, and year ended June 30, 1996:

                                                             PARTICIPANTS'      EMPLOYERS'
                                                             CONTRIBUTIONS     CONTRIBUTIONS
                                                             -------------     -------------
December 31, 1998
    ChemFirst Inc.                                           $     406,543           246,998
    First Chemical Corporation                                     951,337           530,221
    Plasma Energy Corporation                                       24,789            12,902
    Quality Chemicals, Inc.                                        408,413           289,504
    FirstMiss Steel Inc.                                           171,030           112,591
    EKC Technology, Inc.                                           347,205           195,407
    Callidus Technologies, Inc.                                    753,506           492,041
                                                             -------------     -------------

                                                             $   3,062,823         1,879,664
                                                             =============     =============

December 31, 1997
    ChemFirst Inc.                                           $     332,091           212,204
    First Chemical Corporation                                     790,443           455,124
    Plasma Energy Corporation                                       68,653            37,961
    Quality Chemicals, Inc.                                        373,405           253,225
    FirstMiss Steel Inc.                                           143,018           100,204
    EKC Technology, Inc.                                           215,716           117,703
    Plasma Processing Corporation                                    9,881             6,681
    Callidus Technologies, Inc.                                    605,443           399,068
                                                             -------------     -------------

                                                             $   2,538,650         1,582,170
                                                             =============     =============

December 31, 1996
    ChemFirst Inc.                                           $     162,212            95,460
    First Chemical Corporation                                     328,446           177,827
    Plasma Energy Corporation                                       41,900            21,893
    Quality Chemicals, Inc.                                        171,448           102,812
    FirstMiss Steel Inc.                                            70,359            41,972
    AMPRO Fertilizer, Inc.                                          99,177            44,871
    EKC Technology, Inc.                                            82,908            35,873
    Plasma Processing Corporation                                   41,056            23,678
    Callidus Technologies, Inc.                                    263,872           153,764
                                                             -------------     -------------

                                                             $   1,261,378           698,150
                                                             =============     =============

                                                                     (Continued)

                                 CHEMFIRST INC.
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


(6),   CONTINUED

                                                             PARTICIPANTS'       EMPLOYERS'
                                                             CONTRIBUTIONS     CONTRIBUTIONS
                                                             -------------     -------------
June 30, 1996
    First Mississippi Corporation                            $     307,472           185,292
    First Chemical Corporation                                     603,108           339,862
    Getchell Gold Corporation                                      133,022            68,514
    Plasma Energy Corporation                                       82,786            42,062
    Quality Chemicals, Inc.                                        334,447           198,847
    FirstMiss Steel Inc.                                           137,734            83,246
    AMPRO Fertilizer, Inc.                                         160,017            75,243
    EKC Technology, Inc.                                           161,603            73,043
    Plasma Processing Corporation                                  103,875            63,533
    Callidus Technologies, Inc.                                    387,209           236,637
                                                             -------------     -------------

                                                             $   2,411,273         1,366,279
                                                             =============     =============

(7)    ROLLOVERS AND TRANSFERS

       During the years ended December 31, 1998 and 1997, six months ended December 31, 1996, and the year ended June 30, 1996, assets and participant accounts were rolled over or transferred from other qualified employee benefit plans to the Plan as follows:

                                                  YEAR ENDED        YEAR ENDED     SIX MONTHS ENDED     YEAR ENDED
                                                  DECEMBER 31,     DECEMBER 31,       DECEMBER 31,      JUNE 30,
                                                     1998              1997             1996                1996
                                                 ------------      ------------      ------------      ------------
ChemFirst Inc.                                   $      2,065             2,224             4,529            76,919
First Chemical Corporation                             30,113           153,165            91,626            18,926
Plasma Energy Corporation                                --              39,948              --              30,813
Quality Chemicals, Inc.                                27,486              --                --               5,088
FirstMiss Steel Inc.                                    3,568            59,897            61,844             3,006
EKC Technology, Inc.                                  394,903             9,669              --              34,857
Plasma Processing Corporation                            --                --                --                  77
Callidus Technologies, Inc.                           312,583           257,328           193,535            70,828
                                                 ------------      ------------      ------------      ------------

                                                 $    770,718           522,231           351,534           240,514
                                                 ============      ============      ============      ============

       In April 1996, ChemFirst Inc. obtained a 50% interest in FirstMiss Fertilizer, LP, an ammonia storage terminal facility. As a part of this acquisition, seven employees were hired from the seller of the facility. A "plan-to-plan" transfer of these employees' account balances (including loan balances) aggregating $133,944 was completed between the PCS Phosphates, Inc. Employee Savings Plan and the Plan.

                                                                     (Continued)
                                       12

                                 CHEMFIRST INC.
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997

(8)    UNREALIZED APPRECIATION (DEPRECIATION) OF INVESTMENTS

       During the years ended December 31, 1998 and 1997, six months ended December 31, 1996, and year ended June 30, 1996, unrealized appreciation (depreciation) of the Plan's investments was as follows:

                                                  YEAR ENDED        YEAR ENDED     SIX MONTHS ENDED    YEAR ENDED
                                                 DECEMBER 31,      DECEMBER 31,       DECEMBER 31,       JUNE 30,
                                                     1998              1997              1996              1996
                                                 ------------      ------------      ------------      ------------
Mutual funds                                     $    738,636           551,628          (496,629)          768,018
ChemFirst Inc. common stock                        (4,688,552)        1,362,994           542,862        (1,328,202)
Getchell Gold Corporation common
   stock                                             (126,176)       (1,869,383)          602,177         1,529,304
Mississippi Chemical Corporation
   common stock                                       (92,456)         (343,118)           47,964              --
                                                 ------------      ------------      ------------      ------------

                                                 $ (4,168,548)         (297,879)          696,374           969,120
                                                 ============      ============      ============      ============

                                                                     (Continued)
                                       13

                                 CHEMFIRST INC.
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997



(9)    INVESTMENT OPTION ALLOCATION

       The allocation of net assets available for benefits to investment option as of December 31, 1998 and 1997 follows:

                                                       CAPITAL       SHORT-TERM    MID-TERM      LONG-TERM     AGGRESSIVE
                                                     PRESERVATION     STABILITY    BALANCED        GROWTH        GROWTH
                                                         FUND           FUND          FUND          FUND          FUND
                                                     ------------   -----------   ------------  ------------  ------------
December 31, 1998
  Mutual funds                                       $  1,094,822     5,661,904     10,494,318    19,363,718     1,361,590
  Participant loans                                        91,793       816,991        803,780       494,560         8,065
  ChemFirst Inc. common stock                                  --            --             --            --            --
  Getchell Gold Corporation
    common stock                                               --            --             --            --            --
  Mississippi Chemical Corporation
    common stock                                               --            --             --            --            --
                                                     ------------   -----------   ------------  ------------  ------------
             Total investments                          1,186,615     6,478,895     11,298,098    19,858,278     1,369,655

  Contributions receivable                                 14,775        43,009        101,702       194,283        38,118
                                                     ------------   -----------   ------------  ------------  ------------
             Net assets available for benefits       $  1,201,390     6,521,904     11,399,800    20,052,561     1,407,773
                                                     ============   ===========   ============  ============  ============

December 31, 1997
  Mutual funds                                       $  1,001,211     4,844,715      8,284,373    17,001,744     1,355,078
  Participant loans                                        74,449       829,329        761,443       421,755       (10,560)
  ChemFirst Inc. common stock                                  --            --             --            --            --
  Getchell Gold Corporation
    common stock                                               --            --             --            --            --
  Mississippi Chemical Corporation
    common stock                                               --            --             --            --            --
                                                     ------------   -----------   ------------  ------------  ------------
             Total investments                          1,075,660     5,674,044      9,045,816    17,423,499     1,344,518
                                                     ------------   -----------   ------------  ------------  ------------

  Receivables:
    Contributions                                           4,191        39,704         89,884       177,094        28,537
    Due from participants                                     770            --             --            --            --
                                                     ------------   -----------   ------------  ------------  ------------
             Total receivables                              4,961        39,704         89,884       177,094        28,537
                                                     ------------   -----------   ------------  ------------  ------------

             Net assets available for benefits       $  1,080,621     5,713,748      9,135,700    17,600,593     1,373,055
                                                     ============   ===========   ============  ============  ============

                                                     CHEMFIRST INC.  GETCHELL GOLD
                                                        COMMON        CORPORATION
                                                         STOCK        COMMON STOCK    COMBINED
                                                     -------------   -------------   ------------
December 31, 1998
  Mutual funds                                                  --              --     37,976,352
  Participant loans                                        (99,418)         (2,566)     2,113,205
  ChemFirst Inc. common stock                            9,207,944              --      9,207,944
  Getchell Gold Corporation
    common stock                                                --       2,040,317      2,040,317
  Mississippi Chemical Corporation
    common stock                                           574,518              --        574,518
                                                      ------------    ------------   ------------
             Total investments                           9,683,044       2,037,751     51,912,336

  Contributions receivable                                 255,549              --        647,436
                                                      ------------    ------------   ------------

             Net assets available for benefits           9,938,593       2,037,751     52,559,772
                                                      ============    ============   ============

December 31, 1997
  Mutual funds                                                  --              --     32,487,121
  Participant loans                                        (47,303)         (2,564)     2,026,549
  ChemFirst Inc. common stock                           13,151,307              --     13,151,307
  Getchell Gold Corporation
    common stock                                                --       2,299,203      2,299,203
  Mississippi Chemical Corporation
    common stock                                         1,000,374              --      1,000,374
                                                      ------------    ------------   ------------
             Total investments                          14,104,378       2,296,639     50,964,554
                                                      ------------    ------------   ------------

  Receivables:
    Contributions                                          219,504              --        558,914
    Due from participants                                       --              --            770
                                                      ------------    ------------   ------------
             Total receivables                             219,504              --        559,684
                                                      ------------    ------------   ------------

             Net assets available for benefits          14,323,882       2,296,639     51,524,238
                                                      ============    ============   ============

                                                                     (Continued)

                                 CHEMFIRST INC.
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


(9),   CONTINUED

       The allocation of changes in net assets available for benefits to investment option for the years ended December 31, 1998 and 1997, six months ended December 31, 1996, and year ended June 30, 1996 follows:

                                                       CAPITAL        SHORT-TERM       MID-TERM       LONG-TERM      AGGRESSIVE
                                                     PRESERVATION     STABILITY        BALANCED         GROWTH          GROWTH
                                                         FUND            FUND            FUND            FUND            FUND
                                                     -----------     -----------     -----------     -----------     -----------
Net assets available for benefits at
   June 30, 1995                                     $    50,236       8,152,176       6,757,395       7,844,973            --
      Participants' contributions                         17,006         449,340         642,829       1,112,762            --
      Employers' contributions                            10,107         246,029         376,975         619,602            --
      Net investment income (loss)                        24,936         342,115         905,231       1,711,315            --
      Rollovers                                           22,809          17,038          91,809          75,917            --
      Transfers from PSC Phosphates, Inc.
         Employee Savings Plan                              --            54,483           1,976          76,826            --
      Withdrawals and terminations, net                  (38,828)       (477,385)       (231,066)       (972,837)           --
      Transfers due to participants' selection
         of investment option                            876,729      (1,271,897)        333,714       1,741,434            --
      Transfer of Getchell Gold Corporation
         participant account balances                    (10,554)       (900,488)     (1,265,469)       (655,993)           --
                                                     -----------     -----------     -----------     -----------     -----------
Net assets available for benefits at
   June 30, 1996                                         952,441       6,611,411       7,613,394      11,553,999            --
      Participants' contributions                         10,557         171,313         311,837         632,574          13,795
      Employers' contributions                             6,173          94,420         183,599         341,214           6,150
      Net investment income                               30,853         156,405         524,367       1,389,452           1,634
      Rollovers                                          176,850          21,163          23,598         125,013            --
      Withdrawals and terminations, net                 (201,484)       (546,085)       (323,320)       (293,484)           --
      Transfers due to participants' selection
         of investment option                            297,476        (132,834)       (163,185)        269,790         418,251
                                                     -----------     -----------     -----------     -----------     -----------
Net assets available for benefits
   at December 31, 1996                                1,272,866       6,375,793       8,170,290      14,018,558         439,830
      Participants' contributions                         27,535         296,112         598,227       1,194,152         176,995
      Employers' contributions                            15,707         167,968         351,338         635,144          89,384
      Net investment income (loss)                        43,803         309,188       1,151,391       3,291,070          81,471
      Rollovers                                           57,265          36,916         108,041         265,937          32,422
      Transfers of ESOP participant
         account balances                                   --              --              --              --              --
      Withdrawals and terminations, net               (1,183,496)       (397,064)       (371,589)       (803,209)        (12,473)
      Transfers due to participants' selection
         of investment option                            853,500        (465,569)       (235,715)        456,777         565,426
      Transfer of fertilizer business participant
         account balances                                 (6,559)       (609,596)       (636,283)     (1,457,836)           --
                                                     -----------     -----------     -----------     -----------     -----------
Net assets available for benefits at
   December 31, 1997                                   1,080,621       5,713,748       9,135,700      17,600,593       1,373,055
      Participants' contributions                         53,841         298,347         693,491       1,437,942         296,482
      Employers' contributions                            28,758         174,497         388,166         760,335         152,763
      Net investment income (loss)                        39,933         335,018       1,387,388       2,097,709         (19,335)
      Rollovers                                           86,877           2,583         130,463         320,812         195,127
      Withdrawals and terminations, net               (1,333,916)       (561,337)       (671,548)       (921,472)       (158,278)
      Transfers due to participants' selection
         of investment option                          1,245,276         559,048         336,140      (1,243,358)       (432,041)
                                                     -----------     -----------     -----------     -----------     -----------
Net assets available for benefits
   at December 31, 1998                              $ 1,201,390       6,521,904      11,399,800      20,052,561       1,407,773
                                                     ===========     ===========     ===========     ===========     ===========

                                                    CHEMFIRST INC. GETCHELL GOLD
                                                       COMMON       CORPORATION
                                                        STOCK       COMMON STOCK       COMBINED
                                                     -----------    ------------     -----------
Net assets available for benefits at
   June 30, 1995                                       8,359,098       1,560,797      32,724,675
      Participants' contributions                        170,566          18,770       2,411,273
      Employers' contributions                           103,667           9,899       1,366,279
      Net investment income (loss)                    (1,282,911)      3,875,098       5,575,784
      Rollovers                                           32,941            --           240,514
      Transfers from PSC Phosphates, Inc.
         Employee Savings Plan                               659            --           133,944
      Withdrawals and terminations, net                  (81,791)        (68,644)     (1,870,551)
      Transfers due to participants' selection
         of investment option                         (1,031,066)       (648,914)           --
      Transfer of Getchell Gold Corporation
         participant account balances                    (90,726)       (161,583)     (3,084,813)
                                                     -----------     -----------     -----------
Net assets available for benefits at
   June 30, 1996                                       6,180,437       4,585,423      37,497,105
      Participants' contributions                        121,302            --         1,261,378
      Employers' contributions                            66,594            --           698,150
      Net investment income                            2,484,282         715,814       5,302,807
      Rollovers                                            4,841              69         351,534
      Withdrawals and terminations, net                 (130,623)        (68,281)     (1,563,277)
      Transfers due to participants' selection
         of investment option                            244,261        (933,759)           --
                                                     -----------     -----------     -----------
Net assets available for benefits
   at December 31, 1996                                8,971,094       4,299,266      43,547,697
      Participants' contributions                        245,629            --         2,538,650
      Employers' contributions                           322,629            --         1,582,170
      Net investment income (loss)                     2,080,923      (1,327,166)      5,630,680
      Rollovers                                           21,650            --           522,231
      Transfers of ESOP participant
         account balances                              3,432,074            --         3,432,074
      Withdrawals and terminations, net                 (117,301)        (18,035)     (2,903,167)
      Transfers due to participants' selection
         of investment option                           (517,162)       (657,257)           --
      Transfer of fertilizer business participant
         account balances                               (115,654)           (169)     (2,826,097)
                                                     -----------     -----------     -----------
Net assets available for benefits at
   December 31, 1997                                  14,323,882       2,296,639      51,524,238
      Participants' contributions                        282,720            --         3,062,823
      Employers' contributions                           375,145            --         1,879,664
      Net investment income (loss)                    (4,174,765)         93,032        (241,020)
      Rollovers                                           34,856            --           770,718
      Withdrawals and terminations, net                 (731,693)        (58,407)     (4,436,651)
      Transfers due to participants' selection
         of investment option                           (171,552)       (293,513)           --
                                                     -----------     -----------     -----------
Net assets available for benefits
   at December 31, 1998                                9,938,593       2,037,751      52,559,772
                                                     ===========     ===========     ===========

                                                                    (Continued)

                                 CHEMFIRST INC.
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


(10)   PLAN INVESTMENTS

       The following investments exceeded 5% of net assets available for benefits at December 31, 1998 and 1997:

                                                    DECEMBER 31, 1998
                                          --------------------------------------
                                          SHARES
                                          OR FACE                      CARRYING
                                          AMOUNT        COST            VALUE
                                          -------    -----------     -----------
Mutual funds:
    Frank Russell Fixed Income III        443,452    $ 4,334,304      4,532,082
    Frank Russell Equity I                126,513      3,754,867      4,449,467
    Frank Russell Equity II                96,080      2,848,588      2,972,709
    Frank Russell Equity Q                329,825     11,172,110     13,265,566
ChemFirst Inc. common stock               466,225      7,968,854      9,207,944

                                                    DECEMBER 31, 1997
                                          --------------------------------------
                                          SHARES
                                          OR FACE                      CARRYING
                                          AMOUNT        COST            VALUE
                                          -------    -----------     -----------
Mutual funds:
    Frank Russell Fixed Income III        360,401    $ 3,484,678      3,755,377
    Frank Russell Equity I                109,715      3,151,841      3,347,410
    Frank Russell Equity Q                320,713     10,482,126     11,513,590
ChemFirst Inc. common stock               465,533      7,223,665     13,151,307

(11)   PLAN TERMINATION

       Although is has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.

(12)   YEAR 2000 (UNAUDITED)

       Management is aware of the potentially significant implications of the Year 2000 issue for the Plan. Generally, such implications are in three primary areas:

       (a) Principal information technology hardware and software operating systems;
       (b) So-called "embedded systems" with production and similar equipment; and
       (c) Ability of the Company's and Plan's vendors and customers to effectively manage the Year 2000 issue within their own organizations.

                                                                     (Continued)

                                 CHEMFIRST INC.
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


       A significant portion of the Company's and Plan's vendors' hardware and systems is date-dependent for effective operation. Thus, the inability to achieve Year 2000 readiness in such systems would likely have an impact on the Plan's operations. To that end, management believes that, based on the results thus far of Year 2000 processes and vendor inquiries, the Company and Plan expect to achieve Year 2000 readiness in all material respects before the arrival of the new millennium.

                                                                      SCHEDULE 1


                                 CHEMFIRST INC.
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Plan Sponsor: ChemFirst Inc.
                          Plan Sponsor EIN: 64-0679456
                                Plan Number: 002

           Item 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1998

                                                                SHARES OR                                  CURRENT
                                                                FACE VALUE                 COST             VALUE
                                                         -------------------------     ------------     ------------
Mutual funds:
    Baron Asset                                           0.7%               6,913     $    311,105          349,407
    Managers Special Equity                               0.6%               5,412          315,954          331,301
    Morley Stable Value                                   4.9%             190,089        2,321,157        2,551,153
    PBHG Growth                                           1.1%              21,694          536,030          554,076
    Charles Schwab Retirement Money                       2.1%           1,094,822        1,094,822        1,094,822
    Warburg Pincus Emerging Markets                       0.2%              18,703          174,242          126,805
    Frank Russell Fixed Income I                          3.0%              72,760        1,534,161        1,583,252
    Frank Russell Fixed Income II                         2.9%              82,746        1,523,056        1,527,499
    Frank Russell Fixed Income III                        8.6%             443,452        4,334,304        4,532,082
    Frank Russell Equity I                                8.5%             126,513        3,754,867        4,449,467
    Frank Russell Equity II                               5.7%              96,080        2,848,588        2,972,709
    Frank Russell International                           2.9%              39,778        1,463,439        1,512,770
    Frank Russell Emerging Markets                        4.3%             263,452        2,948,183        2,234,072
    Frank Russell Real Estate Securities                  1.7%              36,472          966,177          891,371
    Frank Russell Equity Q                               25.2%             329,825       11,172,110       13,265,566
                                                                                       ------------     ------------
                                                                                         35,298,195       37,976,352
Participant loans, interest rates of 7.25% to
    10.0%, maturities from 6 months to 10 years           4.0%           2,113,205        2,113,205        2,113,205

*ChemFirst Inc. common stock                             17.5%             466,225        7,968,854        9,207,944

Getchell Gold Corporation common stock                    3.9%              74,874          547,614        2,040,317

Mississippi Chemical Corporation common stock             1.1%              41,037          952,218          574,518
                                                                                       ------------     ------------

                                                                                       $ 46,880,086       51,912,336
                                                                                       ============     ============

*   ChemFirst Inc. is a party-in-interest.

See accompanying independent auditors' report.

Note - Percentages are determined by dividing the fair value of investments by net assets available for benefits.

                                                                      SCHEDULE 2

                                 CHEMFIRST INC.
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                          Plan Sponsor: ChemFirst Inc.
                          Plan Sponsor EIN: 64-0679456
                                Plan Number: 002

                 Item 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1998

                                                                                  PURCHASES
                                                                        --------------------------------
                                                                                   SHARES
IDENTITY OF PARTY INVOLVED             DESCRIPTION OF ASSET             NUMBER    OR UNITS      COST
--------------------------       ----------------------------------     ------    --------   -----------
Charles Schwab Trust Company     Frank Russell Equity Q mutual fund       118      81,134    $ 3,087,306

                                                                                          SALES
                                                                        ---------------------------------------------
                                                                                   SHARES                   NET GAIN
IDENTITY OF PARTY INVOLVED             DESCRIPTION OF ASSET             NUMBER    OR UNITS      COST        OR LOSS
--------------------------       ----------------------------------     ------    --------   -----------    ---------
Charles Schwab Trust Company     Frank Russell Equity Q mutual fund       253      72,418    $ 2,410,259    $ 355,057


See accompanying independent auditors' report.

       Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                  CHEMFIRST INC.
                                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN


Date: June 25, 1999                          /s/ J. Steve Chustz
                                             -----------------------------------
                                             J. Steve Chustz
                                             Member, Employee Benefits Committee
Date: June 25, 1999                          /s/ William Kemp
                                             -----------------------------------
                                             William Kemp
                                             Member, Employee Benefits Committee

Date: June 25, 1999                          /s/ George Simmons
                                             -----------------------------------
                                             George Simmons
                                             Member, Employee Benefits Committee

Date: June 25, 1999                          /s/ R. Michael Summerford
                                             -----------------------------------
                                             R. Michael Summerford
                                             Member, Employee Benefits Committee

                                 CHEMFIRST INC.
                401(k) SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN


                                INDEX TO EXHIBITS


EXHIBIT
NUMBER
-------
   23.1     Independent Auditors' Consent
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